File No. 812-15583

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:

THIRD POINT PRIVATE CAPITAL PARTNERS; THIRD POINT PRIVATE CAPITAL LLC; THIRD POINT LLC; MALIBU LIFE REINSURANCE SP 1; TCM CRE CREDIT FUND LP (D/B/A) THIRD POINT PRIVATE CRE CREDIT FUND LP; THIRD POINT CORPORATE CREDIT OPPORTUNITIES FUND LP; THIRD POINT ENHANCED LP; THIRD POINT INSURANCE DEDICATED FUND LP; THIRD POINT OFFSHORE MASTER FUND L.P.; THIRD POINT PARTNERS L.P.; THIRD POINT PARTNERS QUALIFIED L.P.; THIRD POINT STRUCTURED CREDIT OPPORTUNITIES MASTER FUND LP; THIRD POINT ULTRA MASTER FUND L.P.; THIRD POINT VENTURE FUND I LP; THIRD POINT VENTURE FUND II LP; THIRD POINT VENTURE INVESTING ENTITY I LP; DELTICUS CREDIT FUND LLC; DELTICUS OPPORTUNITIES FUND LLC; TP SAPPHIRE FUND LLC; TP GARNET FUND LLC; TP COVIL FUND LLC; TP ONYX FUND LLC; THIRD POINT MASTER FUND LP; THIRD POINT INSURANCE SOLUTIONS FUND I LLC; TRAWLER CAPITAL MANAGEMENT LLC (D/B/A) THIRD POINT PRIVATE CRE CREDIT LLC; BGOF ADVISORS LLC; BIRCH GROVE CAPITAL LP; BIRCH GROVE CREDIT STRATEGIES MASTER FUND LP; BIRCH GROVE OPPORTUNITIES FUND, L.P.; BIRCH GROVE OPPORTUNITIES FUND (B), L.P.

55 Hudson Yards

51st Floor
New York, NY 10001

AMENDMENT NO. 3 TO THE APPLICATION FOR AN ORDER PURSUANT TO
SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1
UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT
TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE
17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Robin Brem, Esq.
General Counsel
Third Point LLC
55 Hudson Yards, 51st Floor
New York, NY 10001

212-715-3880

RBrem@thirdpoint.com

Copies to:

John J. Mahon, Esq.
Proskauer Rose LLP
1001 Pennsylvania Avenue NW

Suite 600 South
Washington, DC 20004

202-416-6828

jmahon@proskauer.com

June 18, 2025

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

THIRD POINT PRIVATE CAPITAL PARTNERS; THIRD POINT PRIVATE CAPITAL LLC; THIRD POINT LLC; MALIBU LIFE REINSURANCE SP 1; TCM CRE CREDIT FUND LP (D/B/A) THIRD POINT PRIVATE CRE CREDIT FUND LP; THIRD POINT CORPORATE CREDIT OPPORTUNITIES FUND LP; THIRD POINT ENHANCED LP; THIRD POINT INSURANCE DEDICATED FUND LP; THIRD POINT OFFSHORE MASTER FUND L.P.; THIRD POINT PARTNERS L.P.; THIRD POINT PARTNERS QUALIFIED L.P.; THIRD POINT STRUCTURED CREDIT OPPORTUNITIES MASTER FUND LP; THIRD POINT ULTRA MASTER FUND L.P.; THIRD POINT VENTURE FUND I LP; THIRD POINT VENTURE FUND II LP; THIRD POINT VENTURE INVESTING ENTITY I LP; DELTICUS CREDIT FUND LLC; DELTICUS OPPORTUNITIES FUND LLC; TP SAPPHIRE FUND LLC; TP GARNET FUND LLC; TP COVIL FUND LLC; TP ONYX FUND LLC; THIRD POINT MASTER FUND LP; THIRD POINT INSURANCE SOLUTIONS FUND I LLC; TRAWLER CAPITAL MANAGEMENT LLC (D/B/A) THIRD POINT PRIVATE CRE CREDIT LLC; BGOF ADVISORS LLC; BIRCH GROVE CAPITAL LP; BIRCH GROVE CREDIT STRATEGIES MASTER FUND LP; BIRCH GROVE OPPORTUNITIES FUND, L.P.; BIRCH GROVE OPPORTUNITIES FUND (B), L.P.	AMENDMENT NO. 3 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

•	Third Point Private Capital Partners (the “TPPCP”), a Delaware statutory trust that was formed for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company and that intends to elect to be regulated as a business development company (“BDC”) under the 1940 Act;

•	Third Point Private Capital LLC (“Third Point BDC Adviser”), a Delaware limited liability company that is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), that is a wholly-owned subsidiary of Third Point LLC and serves as the investment adviser to TPPCP, on behalf of itself and its successors;[2]

•	Third Point LLC (“Third Point”), a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, on behalf of itself and its successors;

•	Trawler Capital Management LLC (d/b/a) Third Point Private CRE Credit LLC (“Third Point Private CRE Credit”), a Delaware limited liability company and a “relying adviser” under the Advisers Act through a single registration with Third Point, on behalf of itself and its successors;

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2 The term “successor” means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

•	Birch Grove Capital LP (“Birch Grove Capital”), a Delaware limited partnership and a “relying adviser” under the Advisers Act through a single registration with Third Point, on behalf of itself and its successors;

•	BGOF Advisors LLC (“BGOF Advisors”), a Delaware limited liability company and a “relying adviser” under the Advisers Act through a single registration with Third Point, on behalf of itself and its successors (together with Third Point BDC Adviser, Third Point, Third Point CRE Credit and Birch Grove Capital, the “Existing Advisers”);

•	Each of the affiliates of the Existing Advisers identified in Schedule A hereto that may, from time to time, hold various financial assets in a principal capacity and that currently intend to participate in the proposed co-investment program (in such capacity, the “Existing Proprietary Accounts”); and

•	Each investment fund set forth on Schedule A hereto, other than the Existing Proprietary Accounts, which is an entity whose investment adviser is an Adviser (as defined below) and that would be an investment company but for Section 3(c)(7) or 3(c)(5)(C) of the 1940 Act (collectively, the “Existing Affiliated Funds” and together with the TPPCP, the Existing Advisers and the Existing Proprietary Accounts, the “Applicants”).[3]

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

[3]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

[4]	“Regulated Fund” means TPPCP and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[5]	“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	TPPCP

TPPCP was organized as a Delaware statutory trust on May 23, 2024. TPPCP will be a non-diversified, closed-end management investment company and intends to elect to be regulated as a BDC under Section 54(a) of the 1940 Act. TPPCP also intends to qualify and elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code and intends to continue to qualify as a RIC in the future. TPPCP will be managed by Third Point BDC Adviser pursuant to an investment advisory agreement.

TPPCP’s investment objective is to seek to generate current income and, to a lesser extent, long-term capital appreciation. TPPCP will seek to achieve its investment objective by investing primarily in senior secured loans to U.S.-domiciled, middle market private companies with a focus on originated transactions sourced through the network of the Third Point BDC Adviser and its affiliates, and by collaborating with them to access broader credit capabilities and industry sector experience with a view towards sourcing and selecting a wider set of investment opportunities.

TPPCP’s business and affairs will be managed under the direction of a board of trustees (the “Board”) which will initially consist of five members, three of whom are not “interested” persons of TPPCP within the meaning of Section 2(a)(19) of the 1940 Act.9

B.	Existing Affiliated Funds and Existing Proprietary Accounts

Each Existing Affiliated Fund is an investment fund whose investment adviser is or will be an Adviser and which would be an investment company but for Section 3(c)(7) or 3(c)(5)(C) of the 1940 Act.10 A complete list of the Existing Affiliated Funds is included on Schedule A hereto.

The Existing Proprietary Accounts will, from time to time, hold various financial assets in a principal capacity. A list identifying the Existing Proprietary Accounts and which, if any, are Advisers, is included in Schedule A hereto. Each Existing Proprietary Account is subject to oversight by an Adviser. As a result, an Adviser will ensure compliance by each Existing Proprietary Account with the Conditions of the Order in the same manner in which an Adviser will ensure compliance by each Affiliated Entity with the Conditions of the Order.

C.	Existing Advisers

Third Point BDC Adviser is organized as a limited liability company under the laws of the state of Delaware. Third Point BDC Adviser is registered with the Commission pursuant to Section 203 of the Advisers Act and serves as the investment adviser to TPPCP. Third Point BDC Adviser is a wholly-owned subsidiary, as defined in Section 2(a)(43) of the 1940 Act, of Third Point by virtue of its voting control.

Third Point is organized as a limited liability company under the laws of the state of Delaware. Third Point is registered with the Commission pursuant to Section 203 of the Advisers Act and serves as the investment adviser to one or more Existing Affiliated Funds.

[7]	“Adviser” means the Existing Advisers, and any other investment adviser controlling, controlled by, or under common control with an Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940Act.

[10]	In the future, an Affiliated Fund may register as a closed-end management investment company under the 1940Act and, if so registered, will be considered a Regulated Fund for purposes of this Application.

Each of Third Point Private CRE Credit, BGOF Advisors and Birth Grove Capital is organized under the laws of the state of Delaware as either a limited liability company or limited partnership, is a “relying adviser” under the Advisers Act through a single registration with Third Point and serves as investment adviser to one or more Existing Affiliated Funds.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The Existing Advisers are each wholly-owned by Third Point, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to the Existing Advisers and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with an Existing Adviser and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

[11]	Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company ... and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ....”

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

4. No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

[12]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[13]	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[14]	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[15]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

[16]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

6. Dispositions:

(a) Prior to any Disposition18 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.19

7. Board Oversight

(a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).20

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

[17]	The Affiliated Entities may adopt shared Co-Investment Policies.

[18]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[19]	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

[20]	If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[21]	See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Robin Brem, Esq.

General Counsel

Third Point LLC

55 Hudson Yards

New York, NY 10001

212-715-3880

RBrem@thirdpoint.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

John J. Mahon, Esq.

Proskauer Rose LLP

1001 Pennsylvania Avenue NW

Suite 600 South

Washington, DC 20004

(202) 416-6828

jmahon@proskauer.com

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of TPPCP pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that TPPCP and each Existing Affiliated Entity have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 18th of June, 2025.

Third Point Private Capital Partners

/s/ Christopher W. Taylor
Name: Christopher W. Taylor Title: President and Chief Executive Officer

Third Point Private Capital LLC

By: Third Point LLC, its Managing Member

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point LLC

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Malibu Life Reinsurance SP 1

/s/ Josh Targoff
Name: Josh Targoff
Title: Director

TCM CRE Credit Fund LP (d/b/a) Third Point Private CRE Credit Fund LP

/s/ Frank Scavone
Name: Frank Scavone
Title: Managing Partner

Third Point Corporate Credit Opportunities Fund LP
By: Third Point LLC, its Investment Manager

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point Enhanced LP
By: Third Point LLC, its Investment Manager

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point Insurance Dedicated Fund LP
By: Third Point LLC, its Investment Manager

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point Offshore Master Fund L.P.
By: Third Point LLC, its Investment Manager

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point Partners L.P.
By: Third Point LLC, its Investment Manager

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point Partners Qualified L.P.
By: Third Point LLC, its Investment Manager

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point Structured Credit Opportunities Master Fund LP
By: Third Point LLC, its Investment Manager

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point Ultra Master Fund L.P.
By: Third Point LLC, its Investment Manager

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point Venture Fund I LP
By: Third Point LLC, its Investment Manager

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point Venture Fund II LP
By: Third Point LLC, its Investment Manager

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point Venture Investing Entity I LP
By: Third Point LLC, its Investment Manager

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Delticus Credit Fund LLC
By: Third Point LLC, its Managing Member

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Delticus Opportunities Fund LLC
By: Third Point LLC, its Managing Member

/s/ Josh Targoff
Name: Josh Targoff
Title: President

TP Sapphire Fund LLC
By: Third Point LLC, its Managing Member

/s/ Josh Targoff
Name: Josh Targoff
Title: President

TP Garnet Fund LLC
By: Third Point LLC, its Managing Member

/s/ Josh Targoff
Name: Josh Targoff
Title: President

TP Covil Fund LLC
By: Third Point LLC, its Managing Member

/s/ Josh Targoff
Name: Josh Targoff
Title: President

TP Onyx Fund LLC
By: Third Point LLC, its Managing Member

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point Master Fund LP
By: Third Point Advisors GP LLC, its General Partner

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point Insurance Solutions Fund I LLC
By: Third Point LLC, its Managing Member

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Trawler Capital Management LLC (d/b/a) Third Point Private CRE Credit LLC

/s/ Frank Scavone
Name: Frank Scavone
Title: Managing Partner

BGOF Advisors LLC

/s/ Jana Tsilman
Name: Jana Tsilman
Title: Chief Compliance Officer

Birch Grove Capital LP

/s/ Jana Tsilman
Name: Jana Tsilman
Title: Chief Compliance Officer

Birch Grove Credit Strategies Master Fund LP
By: Birch Grove Capital LP, its Investment Manager

/s/ Jana Tsilman
Name: Jana Tsilman
Title: Chief Compliance Officer

Birch Grove Opportunities Fund, L.P.
By: BGOF Advisors LLC, its Investment Manager

/s/ Jana Tsilman
Name: Jana Tsilman
Title: Chief Compliance Officer

Birch Grove Opportunities Fund (B), L.P.
By: BGOF Advisors LLC, its Investment Manager

/s/ Jana Tsilman
Name: Jana Tsilman
Title: Chief Compliance Officer

Exhibit A

Verification

The undersigned states that they have duly executed the attached Application dated June 18, 2025 for and on behalf of the Applicants, as the case may be, that they hold the office with such entity as indicated below, and that all actions by stockholders, officers, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that they are familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of their knowledge, information, and belief.

Third Point Private Capital Partners

/s/ Christopher W. Taylor
Name: Christopher W. Taylor
Title: President and Chief Executive Officer

Third Point Private Capital LLC

By: Third Point LLC, its Managing Member

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point LLC

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Malibu Life Reinsurance SP 1

/s/ Josh Targoff
Name: Josh Targoff
Title: Director

TCM CRE Credit Fund LP (d/b/a) Third Point Private CRE Credit Fund LP

/s/ Frank Scavone
Name: Frank Scavone
Title: Managing Partner

Third Point Corporate Credit Opportunities Fund LP
By: Third Point LLC, its Investment Manager

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point Enhanced LP
By: Third Point LLC, its Investment Manager

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point Insurance Dedicated Fund LP
By: Third Point LLC, its Investment Manager

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point Offshore Master Fund L.P.
By: Third Point LLC, its Investment Manager

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point Partners L.P.
By: Third Point LLC, its Investment Manager

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point Partners Qualified L.P.
By: Third Point LLC, its Investment Manager

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point Structured Credit Opportunities Master Fund LP
By: Third Point LLC, its Investment Manager

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point Ultra Master Fund L.P.
By: Third Point LLC, its Investment Manager

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point Venture Fund I LP
By: Third Point LLC, its Investment Manager

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point Venture Fund II LP
By: Third Point LLC, its Investment Manager

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point Venture Investing Entity I LP
By: Third Point LLC, its Investment Manager

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Delticus Credit Fund LLC
By: Third Point LLC, its Managing Member

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Delticus Opportunities Fund LLC
By: Third Point LLC, its Managing Member

/s/ Josh Targoff
Name: Josh Targoff
Title: President

TP Sapphire Fund LLC
By: Third Point LLC, its Managing Member

/s/ Josh Targoff
Name: Josh Targoff
Title: President

TP Garnet Fund LLC
By: Third Point LLC, its Managing Member

/s/ Josh Targoff
Name: Josh Targoff
Title: President

TP Covil Fund LLC
By: Third Point LLC, its Managing Member

/s/ Josh Targoff
Name: Josh Targoff
Title: President

TP Onyx Fund LLC
By: Third Point LLC, its Managing Member

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point Master Fund LP
By: Third Point Advisors GP LLC, its General Partner

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Third Point Insurance Solutions Fund I LLC
By: Third Point LLC, its Managing Member

/s/ Josh Targoff
Name: Josh Targoff
Title: President

Trawler Capital Management LLC (d/b/a) Third Point Private CRE Credit LLC

/s/ Frank Scavone
Name: Frank Scavone
Title: Managing Partner

BGOF Advisors LLC

/s/ Jana Tsilman
Name: Jana Tsilman
Title: Chief Compliance Officer

Birch Grove Capital LP

/s/ Jana Tsilman
Name: Jana Tsilman
Title: Chief Compliance Officer

Birch Grove Credit Strategies Master Fund LP
By: Birch Grove Capital LP, its Investment Manager

/s/ Jana Tsilman
Name: Jana Tsilman
Title: Chief Compliance Officer

Birch Grove Opportunities Fund, L.P.
By: BGOF Advisors LLC, its Investment Manager

/s/ Jana Tsilman
Name: Jana Tsilman
Title: Chief Compliance Officer

Birch Grove Opportunities Fund (B), L.P.
By: BGOF Advisors LLC, its Investment Manager

/s/ Jana Tsilman
Name: Jana Tsilman
Title: Chief Compliance Officer

Schedule A

Name	Adviser and Status under the Advisers Act
Existing Affiliated Funds
TCM CRE Credit Fund LP (d/b/a) Third Point Private CRE Credit Fund LP	Third Point Private CRE Credit LLC, a relying adviser of Third Point LLC
Third Point Enhanced LP	Third Point LLC, an investment adviser registered under the Advisers Act
Third Point Insurance Dedicated Fund LP
Third Point Partners L.P.
Third Point Partners Qualified L.P.
Third Point Structured Credit Opportunities Master Fund LP
Third Point Ultra Master Fund L.P.
Third Point Venture Fund I LP
Third Point Venture Fund II LP
Third Point Venture Investing Entity I LP
TP Covil Fund LLC
Third Point Master Fund LP
Third Point Insurance Solutions Fund I LLC
Birch Grove Opportunities Fund, L.P.	BGOF Advisors LLC, a relying adviser of Third Point LLC
Birch Grove Opportunities Fund (B), L.P.
Birch Grove Credit Strategies Master Fund LP	Birch Grove Capital LP, a relying adviser of Third Point LLC
Existing Proprietary Accounts
Malibu Life Reinsurance SP 1	Third Point LLC, an investment adviser registered under the Advisers Act
Third Point Corporate Credit Opportunities Fund LP
Delticus Credit Fund LLC
Delticus Opportunities Fund LLC
TP Sapphire Fund LLC
TP Garnet Fund LLC
TP Onyx Fund LLC
Third Point Offshore Master Fund L.P.

Exhibit B

Resolutions of Initial Trustee of Third Point Private Capital Partners

WHEREAS, the initial trustee of Third Point Private Capital Partners (the “Fund”) has reviewed the Fund’s Co-Investment Exemptive Application (the “Exemptive Application”) involving the Fund and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Appendix A, for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form attached hereto as Appendix A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

FURTHER RESOLVED, that any officer of the Fund be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Fund shall be the Chief Executive Officer, President, Chief Financial Officer, Secretary, Chief Legal Officer or Assistant Secretary of the Fund or any other authorized signatories designated by the trustees of the Fund from time to time (collectively, the “Authorized Officers”).